Exhibit 4.25

SOLAR PHOTOVOLTAIC PLANT TALMEI YOSEF (ISRAEL)

Lease Agreement

English summary of the Hebrew version1

1. Preliminary Note

Ellomay has acquired, through the acquisition of equity of an Israeli company (Sun Team Group Ltd.) a solar photovoltaic plant called “Talmei Yosef”, with an installed capacity of approximately 9 MW and located in Talemi Yosef, Israel (the “Plant”).

The site where the Plant is located consists of a plot of land with an aggregate surface area of 164,000 m² that was leased by Besor Sheva – Cooperative Village for Agricultural Settlement Ltd. from the Israel Land Authority under a long-term lease agreement expiring on March 4, 2037.

2. Main content of the Lease Agreement

1. Execution date	January 1, 2010
2. Parties	Besor Sheva – Cooperative Village for Agricultural Settlement Ltd. and Sun Team Ltd. and Sun Team Talmei Yoesef Ltd.
3. Location of the Land	Block - 100301, Parcel - 5
4. Commencement Date	December 31, 2012
5. Duration	Twenty (20) years commencing on the commercial operation of the photovoltaic plant.
6. Consideration
Annual rent in the amount of NIS 3,532 per 1,000 m2 plus the difference between an amount equal to 4%+VAT of the annual income from sale of electricity and the aggregate annual rent, to the extent the 4%+VAT is higher than the aggregate annual rent. The rent is payable in advance on a quarterly basis and linked to the Israeli CPI based on the same mechanism for linkage on the payments due from the Israel Electric Company (“IEC”) to the lessee.  In addition, the lessee undertook to pay all taxes, levies, fees, capitalization fees, the construction costs, etc.

7. Termination	The lessee may terminate with 180 day prior notice in the event the IEC terminates its contract with the lessee for any reason unrelated to the lessee.

1 The original language version is on file with the Registrant and is available upon request.